SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 3)*

Altisource Asset Management Corporation
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

02153X108
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

162,423 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

162,423 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,423 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 42,246 Shares issuable upon the conversion of Preferred Stock. See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock, assuming no other Luxor Fund or the Separately Managed Account has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

38,033 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

38,033 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,033 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 12,214 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock, assuming no other Luxor Fund or the Separately Managed Account has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

181,760 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

181,760 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

181,760 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 60,648 Shares issuable upon the conversion of Preferred Stock. See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock assuming no other Luxor Fund or the Separately Managed Account has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

181,760 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

181,760 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

181,760 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 60,648 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock assuming no Luxor Fund, other than the Offshore Master Fund, or the Separately Managed Account has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,821

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,821

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,821

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,821

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,821

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,821

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

386,038 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

386,038 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

386,038 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 115,108 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

400,215 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

400,215 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,215 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 120,000 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

400,215 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

400,215 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,215 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 120,000 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

400,215 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

400,215 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,215 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 120,000 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock.  See Item 5(a).

               The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 is being amended solely to update the percentage ownership of certain of the Reporting Persons whose percentage ownership had previously been disclosed on an as-converted basis without taking into account the Blocker restrictions discussed below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

A total of $220,009,693.37 was paid to acquire the securities reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund and the Separately Managed Account and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 2,242,672 Shares outstanding as of July 18, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 22, 2014.

The Series A Convertible Preferred Stock, Par Value $0.01 Per Share (“Preferred Stock”), reported owned by the Reporting Persons contain “blocker” provisions that could restrict the Reporting Persons’ ability to convert all or a portion of the Preferred Stock to the extent that in no event will any holder of Preferred Stock be allowed to accept an aggregate number of Shares (taking into account Shares obtained upon conversion of the Preferred Stock or otherwise) that, when taken together with the Shares beneficially owned by such holder and any affiliates of such holder, collectively exceeds 9.9% of the Shares outstanding on the trading date immediately prior to the date of conversion (the “Blocker”).

As of the close of business on August 22, 2014, the Onshore Fund may be deemed to have beneficially owned 162,423 Shares, including 42,246 Shares issuable upon the conversion of Preferred Stock, the Offshore Master Fund may be deemed to have beneficially owned 181,760 Shares, including 60,648 Shares issuable upon the conversion of Preferred Stock, the Spectrum Master Fund may be deemed to have beneficially owned 3,821 Shares and the Wavefront Fund may be deemed to have beneficially owned 38,033 Shares, including 12,214 Shares issuable upon the conversion of Preferred Stock, constituting approximately 6.8%, 7.5%, less than 1% and 1.7%, respectively, of the Shares calculated in accordance with the Blocker restrictions, assuming no other Luxor Fund or the Separately Managed Account has converted any Preferred Stock.

The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the 181,760 Shares beneficially owned by the Offshore Master Fund, including 60,648 Shares issuable upon the conversion of Preferred Stock, constituting approximately 7.5% of the Shares outstanding calculated in accordance with the Blocker restrictions, assuming no Luxor Fund, other than the Offshore Master Fund, or the Separately Managed Account has converted any Preferred Stock.

The Spectrum Feeder Fund, as the owner of a controlling interest in the Spectrum Master Fund, may be deemed to beneficially own the 3,821 Shares beneficially owned by the Spectrum Master Fund constituting less than 1% of the Shares outstanding.

LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund, may be deemed to have beneficially owned the 386,038 Shares, including 115,109 Shares issuable upon the conversion of Preferred Stock, beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund, constituting approximately 12.1% of the Shares outstanding calculated in accordance with the Blocker restrictions.

Luxor Capital Group, as the investment manager of the Luxor Funds and the Separately Managed Account, may be deemed to have beneficially owned the 386,038 Shares owned in the aggregate by the Luxor Funds, including 115,109 Shares issuable upon the conversion of Preferred Stock, and the 14,177 Shares beneficially owned by the Separately Managed Account, including 4,891 Shares issuable upon the conversion of Preferred Stock, constituting approximately 12.5% of the Shares outstanding calculated in accordance with the Blocker restrictions.

Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 400,215 Shares beneficially owned by Luxor Capital Group, including 120,000 Shares issuable upon the conversion of Preferred Stock, constituting approximately 12.5% of the Shares outstanding calculated in accordance with the Blocker restrictions.

Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 400,215 Shares owned by Luxor Management, including Shares issuable upon the conversion of Preferred Stock, including 120,000 Shares issuable upon the conversion of Preferred Stock, constituting approximately 12.5% of the Shares outstanding calculated in accordance with the Blocker restrictions.

(b)           Each of the Onshore Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Onshore Fund.

Each of the Wavefront Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Wavefront Fund.

Each of the Offshore Master Fund, the Offshore Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by the Offshore Master Fund.

Each of Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Accounts.

Each of the Spectrum Master Fund, the Spectrum Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Spectrum Master Fund.

(c)           The transactions effected by the Reporting Persons during the past 60 days, are set forth on Schedule B attached hereto.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	August 25, 2014

LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

SCHEDULE B

TRANSACTIONS EFFECTED BY THE REPORTING PERSONS DURING THE PAST 60 DAYS

Class of Security	Amount of Securities Purchased	Price ($)	Date of Purchase

LUXOR CAPITAL PARTNERS, LP

Common Stock	3,950	580.30	08/20/14
Common Stock	8,955	575.00	08/20/14
Common Stock	288	586.22	08/21/14
Common Stock	2,307	592.59	08/21/14
Common Stock	1,037	594.68	08/21/14
Common Stock	9	596.16	08/21/14
Common Stock	92	597.23	08/21/14
Common Stock	602	600.00	08/22/14
Common Stock	77	606.52	08/22/14
Common Stock	445	615.77	08/22/14
Common Stock	804	615.85	08/22/14
Common Stock	424	620.00	08/22/14
Common Stock	94	621.36	08/22/14

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

Common Stock	421	580.30	08/20/14
Common Stock	955	575.00	08/20/14
Common Stock	322	586.22	08/21/14
Common Stock	2,589	592.59	08/21/14
Common Stock	1,163	594.68	08/21/14
Common Stock	12	596.16	08/21/14
Common Stock	104	597.23	08/21/14
Common Stock	675	600.00	08/22/14
Common Stock	85	606.52	08/22/14
Common Stock	502	615.77	08/22/14
Common Stock	902	615.85	08/22/14
Common Stock	478	620.00	08/22/14
Common Stock	106	621.36	08/22/14